                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                ----------------------

                                     SCHEDULE 13D
                                   (RULE 13d - 101)

                      Under the Securities Exchange Act of 1934
                                (Amendment No. 2) (1)

                            PLATINUM SOFTWARE CORPORATION
-------------------------------------------------------------------------------
                                   (Name of Issuer)


                                     COMMON STOCK
-------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                       72764 R
-------------------------------------------------------------------------------
                                    (CUSIP Number)

                                   Michael S. Curry
                           Kleiner Perkins Caufield & Byers
                                 2750 Sand Hill Road
                  Menlo Park, California  94025      (415) 233-2750
-------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                         N/A
-------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box / / .

     NOTE: Schedules filed in paper format shall include a signed original and five copies of schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                            (Continued on following pages)
                                 (Page 1 of 17 Pages)


-------------

     1/   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                             --------------------------
 CUSIP NO. 72764 R                       13D              Page 2 of 17 Pages
------------------------                             --------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Kleiner Perkins Caufield & Byers VII, L.P., a California limited partnership ("KPCB VII")
             94-3201863
--------------------------------------------------------------------------------
   2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / / (b) /X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*                                                      WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             California Limited Partnership
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER                                      -0-
                  --------------------------------------------------------------
                   8  SHARED VOTING POWER                              1,470,312
      NUMBER          (assumes conversion of 30,181 shares of Series C
        OF            Preferred Stock each share of which is convertible at
      SHARES          any time into ten shares of common stock)
   BENEFICIALLY  ---------------------------------------------------------------
  OWNED BY EACH    9  SOLE DISPOSITIVE POWER                                 -0-
    REPORTING    ---------------------------------------------------------------
      PERSON      10  SHARED DISPOSITIVE POWER                         1,470,312
       WITH           (assumes conversion of 30,181 shares of Series C
                      Preferred Stock each share of which is convertible at
                      any time into ten shares of common stock)
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       1,470,312
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                    3.7%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*                                             PN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                             --------------------------
 CUSIP NO. 72764 R                       13D              Page 3 of 17 Pages
------------------------                             --------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             KPCB VII Associates, L.P., a California limited partnership ("KPCB VII Associates")
             94-3203783
--------------------------------------------------------------------------------
   2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /   (b) /X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*                                                      WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             California Limited Partnership
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER                                     -0-
                  --------------------------------------------------------------
                   8   SHARED VOTING POWER
                       1,486,202 shares of which  1,470,312 shares are held
                       directly by KPCB VII and 15,890 shares are held by KPCB
                       Information Sciences Zaibatsu Fund II, L.P., a
                       California Limited Partnership ("KPCB ZF II"), and
                       assuming conversion of 30,181 and 1,589 shares of
      NUMBER           Series C Preferred Stock held by KPCB VII and KPCB ZF
        OF             II, respectively, each share of which is convertible at
      SHARES           any time into ten shares of common stock.  KPCB
   BENEFICIALLY        Associates is the general partner of KPCB VII and KPCB
  OWNED BY EACH        ZF II.
    REPORTING     --------------------------------------------------------------
      PERSON       9   SOLE DISPOSITIVE POWER                                -0-
       WITH       --------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       1,486,202 shares of which  1,470,312 shares are held
                       directly by KPCB VII and 15,890 shares are held by KPCB
                       ZF II.  KPCB Associates is the general partner of KPCB
                       VII and KPCB ZF II, and assuming conversion of 30,181
                       and 1,589 shares of Series C Preferred Stock held by
                       KPCB VII and KPCB ZF II, respectively, each share of
                       which is convertible at any time into ten shares of
                       common stock.  .
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       1,486,202
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                                              / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                    3.7%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*                                             PN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                             --------------------------
 CUSIP NO. 72764 R                       13D              Page 4 of 17 Pages
------------------------                             --------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Brook H. Byers
--------------------------------------------------------------------------------
   2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /   (b) /X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*                                                      WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States Citizen
--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER                                     -0-
                  --------------------------------------------------------------
                    8  SHARED VOTING POWER
                       1,486,202 shares of which  1,470,312 shares are held
                       directly by KPCB VII and 15,890 shares are held by KPCB
                       ZF II.  KPCB Associates is the general partner of KPCB
                       VII and KPCB ZF II, and assuming conversion of 30,181 and
                       1,589 shares of Series C Preferred Stock held by KPCB VII
                       and KPCB ZF II, respectively, each share of which is
      NUMBER           convertible at any time into ten shares of common stock.
        OF             Mr. Byers is a general partner of KPCB Associates and
      SHARES           disclaims beneficial ownership of these shares.
   BENEFICIALLY   --------------------------------------------------------------
  OWNED BY EACH    9  SOLE DISPOSITIVE POWER                                 -0-
    REPORTING     --------------------------------------------------------------
      PERSON      10  SHARED DISPOSITIVE POWER
       WITH           1,486,202 shares of which  1,470,312 shares are held
                      directly by KPCB VII and 15,890 shares are held by KPCB
                      ZF II.  KPCB Associates is the general partner of KPCB
                      VII and KPCB ZF II, and assuming conversion of 30,181 and
                      1,589 shares of Series C Preferred Stock held by KPCB VII
                      and KPCB ZF II, respectively, each share of which is
                      convertible at any time into ten shares of common stock.
                      Mr. Byers is a general partner of KPCB Associates and
                      disclaims beneficial ownership of these shares.
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       1,486,202
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                                              / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                    3.7%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*                                             IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                             --------------------------
 CUSIP NO. 72764 R                       13D              Page 5 of 17 Pages
------------------------                             --------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Vinod Khosla
--------------------------------------------------------------------------------
   2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /   (b) /X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*                                                      WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States Citizen
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER                                      -0-
                  --------------------------------------------------------------
                   8  SHARED VOTING POWER
                      1,486,202 shares of which  1,470,312 shares are held
                      directly by KPCB VII and 15,890 shares are held by KPCB
                      ZF II.  KPCB Associates is the general partner of KPCB
                      VII and KPCB ZF II, and assuming conversion of 30,181 and
                      1,589 shares of Series C Preferred Stock held by KPCB VII
      NUMBER          and KPCB ZF II, respectively, each share of which is
        OF            convertible at any time into ten shares of common stock.
      SHARES          Mr. Khosla is a general partner of KPCB Associates and
   BENEFICIALLY       disclaims beneficial ownership of these shares.
  OWNED BY EACH  --------------------------------------------------------------
    REPORTING      9  SOLE DISPOSITIVE POWER                                -0-
      PERSON     --------------------------------------------------------------
       WITH       10  SHARED DISPOSITIVE POWER
                      1,486,202 shares of which  1,470,312 shares are held
                      directly by KPCB VII and 15,890 shares are held by KPCB
                      ZF II, and assuming conversion of 30,181 and 1,589 shares
                      of Series C Preferred Stock held by KPCB VII and KPCB ZF
                      II, respectively, each share of which is convertible at
                      any time into ten shares of common stock.  KPCB
                      Associates is the general partner of KPCB VII and KPCB ZF
                      II.  Mr. Khosla is a general partner of KPCB Associates
                      and disclaims beneficial ownership of these shares.
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       1,486,202
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                                              / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                    3.7%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*                                             IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                             --------------------------
 CUSIP NO. 72764 R                       13D              Page 6 of 17 Pages
------------------------                             --------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          L. John Doerr
--------------------------------------------------------------------------------
   2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /   (b) /X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*                                                      WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States Citizen
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER                                      -0-
                  --------------------------------------------------------------
                   8  SHARED VOTING POWER
                      1,486,202 shares of which  1,470,312 shares are held
                      directly by KPCB VII and 15,890 shares are held by KPCB
                      ZF II.  KPCB Associates is the general partner of KPCB
                      VII and KPCB ZF II, and assuming conversion of 30,181 and
                      1,589 shares of Series C Preferred Stock held by KPCB VII
      NUMBER          and KPCB ZF II, respectively, each share of which is
        OF            convertible at any time into ten shares of common stock.
      SHARES          Mr. Doerr is a general partner of KPCB Associates and
   BENEFICIALLY       disclaims beneficial ownership of these shares.
  OWNED BY EACH  --------------------------------------------------------------
    REPORTING      9  SOLE DISPOSITIVE POWER                                -0-
      PERSON     --------------------------------------------------------------
       WITH       10  SHARED DISPOSITIVE POWER
                      1,486,202 shares of which  1,470,312 shares are held
                      directly by KPCB VII and 15,890 shares are held by KPCB
                      ZF II.  KPCB Associates is the general partner of KPCB
                      VII and KPCB ZF II, and assuming conversion of 30,181 and
                      1,589 shares of Series C Preferred Stock held by KPCB VII
                      and KPCB ZF II, respectively, each share of which is
                      convertible at any time into ten shares of common stock.
                      Mr. Doerr is a general partner of KPCB Associates and
                      disclaims beneficial ownership of these shares.
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       1,486,202
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                                              / /
--------------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                    3.7%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*                                             IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                             --------------------------
 CUSIP NO. 72764 R                       13D              Page 7 of 17 Pages
------------------------                             --------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Joseph S. Lacob
--------------------------------------------------------------------------------
   2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /  (b) /X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*                                                      WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States Citizen
--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER                                   5,000
                  --------------------------------------------------------------
                    8  SHARED VOTING POWER
                       1,486,202 shares of which  1,470,312 shares are held
                       directly by KPCB VII and 15,890 shares are held by KPCB
                       ZF II.  KPCB Associates is the general partner of KPCB
                       VII and KPCB ZF II, and assuming conversion of 30,181
                       and 1,589 shares of Series C Preferred Stock held by
                       KPCB VII and KPCB ZF II, respectively, each share of
                       which is convertible at any time into ten shares of
                       common stock.  Mr. Lacob is a general partner of KPCB
      NUMBER           Associates and disclaims beneficial ownership of these
        OF             shares.
      SHARES      --------------------------------------------------------------
   BENEFICIALLY     9  SOLE DISPOSITIVE POWER                              5,000
  OWNED BY EACH   --------------------------------------------------------------
    REPORTING      10  SHARED DISPOSITIVE POWER
      PERSON           1,486,202 shares of which  1,470,312 shares are held
       WITH            directly by KPCB VII and 15,890 shares are held by KPCB
                       ZF II.  KPCB Associates is the general partner of KPCB
                       VII and KPCB ZF II, and assuming conversion of 30,181
                       and 1,589 shares of Series C Preferred Stock held by
                       KPCB VII and KPCB ZF II, respectively, each share of
                       which is convertible at any time into ten shares of
                       common stock.  Mr. Lacob is a general partner of KPCB
                       Associates and disclaims beneficial ownership of these
                       shares.
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       1,491,202
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                                              / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                    3.7%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*                                             IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                             --------------------------
 CUSIP NO. 72764 R                       13D              Page 8 of 17 Pages
------------------------                             --------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Bernard Lacroute
--------------------------------------------------------------------------------
   2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /  (b) /X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*                                                      WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States Citizen
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER                                      -0-
                  --------------------------------------------------------------
                  8   SHARED VOTING POWER
                      1,486,202 shares of which  1,470,312 shares are held
                      directly by KPCB VII and 15,890 shares are held by KPCB
                      ZF II.  KPCB Associates is the general partner of KPCB
                      VII and KPCB ZF II, and assuming conversion of 30,181 and
                      1,589 shares of Series C Preferred Stock held by KPCB VII
                      and KPCB ZF II, respectively, each share of which is
      NUMBER          convertible at any time into ten shares of common stock.
        OF            Mr. Lacroute is a general partner of KPCB Associates and
      SHARES          disclaims beneficial ownership of these shares.
   BENEFICIALLY   --------------------------------------------------------------
  OWNED BY EACH    9   SOLE DISPOSITIVE POWER                                -0-
    REPORTING     --------------------------------------------------------------
      PERSON       10  SHARED DISPOSITIVE POWER
       WITH            1,486,202 shares of which  1,470,312 shares are held
                       directly by KPCB VII and 15,890 shares are held by KPCB
                       ZF II.  KPCB Associates is the general partner of KPCB
                       VII and KPCB ZF II, and assuming conversion of 30,181 and
                       1,589 shares of Series C Preferred Stock held by KPCB VII
                       and KPCB ZF II, respectively, each share of which is
                       convertible at any time into ten shares of common stock.
                       Mr. Lacroute is a general partner of KPCB Associates and
                       disclaims beneficial ownership of these shares.
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       1,486,202
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                                              / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                    3.7%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*                                             IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                             --------------------------
 CUSIP NO. 72764 R                       13D              Page 9 of 17 Pages
------------------------                             --------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Kevin R. Compton
--------------------------------------------------------------------------------
   2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /   (b) /X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*                                                      WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION    United States Citizen
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER                                     -0-
                  --------------------------------------------------------------
                   8  SHARED VOTING POWER
                      1,486,202 shares of which  1,470,312 shares are held
                      directly by KPCB VII and 15,890 shares are held by KPCB
                      ZF II.  KPCB Associates is the general partner of KPCB
                      VII and KPCB ZF II, and assuming conversion of 30,181
                      and 1,589 shares of Series C Preferred Stock held by
                      KPCB VII and KPCB ZF II, respectively, each share of
                      which is convertible at any time into ten shares of
                      common stock.  Mr. Compton is a general partner of KPCB
      NUMBER          Associates and disclaims beneficial ownership of these
        OF            shares.
      SHARES      --------------------------------------------------------------
   BENEFICIALLY    9  SOLE DISPOSITIVE POWER                                 -0-
  OWNED BY EACH   --------------------------------------------------------------
    REPORTING     10  SHARED DISPOSITIVE POWER
      PERSON          1,486,202 shares of which  1,470,312 shares are held
       WITH           directly by KPCB VII and 15,890 shares are held by KPCB
                      ZF II.  KPCB Associates is the general partner of KPCB
                      VII and KPCB ZF II, and assuming conversion of 30,181
                      and 1,589 shares of Series C Preferred Stock held by
                      KPCB VII and KPCB ZF II, respectively, each share of
                      which is convertible at any time into ten shares of
                      common stock.  Mr. Compton is a general partner of KPCB
                      Associates and disclaims beneficial ownership of these
                      shares.
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       1,486,202
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                                              / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                    3.7%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*                                             IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                             --------------------------
 CUSIP NO. 72764 R                       13D              Page 10 of 17 Pages
------------------------                             --------------------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Douglas J. MacKenzie
--------------------------------------------------------------------------------
   2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /   (b) /X/
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*                                                       WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    / /
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
            United States Citizen
--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER                                     -0-
                  --------------------------------------------------------------
                    8  SHARED VOTING POWER
                       1,486,202 shares of which  1,470,312 shares are held
                       directly by KPCB VII and 15,890 shares are held by
                       KPCB ZF II.  KPCB Associates is the general partner of
                       KPCB VII and KPCB ZF II, and assuming conversion of
                       30,181 and 1,589 shares of Series C Preferred Stock
                       held by KPCB VII and KPCB ZF II, respectively, each
      NUMBER           share of which is convertible at any time into ten
        OF             shares of common stock.  Mr. MacKenzie is a general
      SHARES           partner of KPCB Associates and disclaims beneficial
   BENEFICIALLY        ownership of these shares.
  OWNED BY EACH   --------------------------------------------------------------
    REPORTING       9  SOLE DISPOSITIVE POWER                                -0-
      PERSON      --------------------------------------------------------------
       WITH        10  SHARED DISPOSITIVE POWER
                       1,486,202 shares of which  1,470,312 shares are held
                       directly by KPCB VII and 15,890 shares are held by
                       KPCB ZF II.  KPCB Associates is the general partner of
                       KPCB VII and KPCB ZF II, and assuming conversion of
                       30,181 and 1,589 shares of Series C Preferred Stock
                       held by KPCB VII and KPCB ZF II, respectively, each
                       share of which is convertible at any time into ten
                       shares of common stock.  Mr. MacKenzie is a general
                       partner of KPCB Associates and disclaims beneficial
                       ownership of these shares.
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       1,486,202
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                     3.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*                                              IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                             --------------------------
 CUSIP NO. 72764 R                       13D              Page 11 of 17 Pages
------------------------                             --------------------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            James P. Lally
--------------------------------------------------------------------------------
   2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /   (b) /X/
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*                                                       WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    / /
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
            United States Citizen
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER                                      -0-
                  --------------------------------------------------------------
                   8  SHARED VOTING POWER
                      1,486,202 shares of which  1,470,312 shares are held
                      directly by KPCB VII and 15,890 shares are held by
                      KPCB ZF II.  KPCB Associates is the general partner of
                      KPCB VII and KPCB ZF II, and assuming conversion of
                      30,181 and 1,589 shares of Series C Preferred Stock
                      held by KPCB VII and KPCB ZF II, respectively, each
                      share of which is convertible at any time into ten
      NUMBER          shares of common stock.  Mr. Lally is a general
        OF            partner of KPCB Associates and disclaims beneficial
      SHARES          ownership of these shares.
   BENEFICIALLY   --------------------------------------------------------------
  OWNED BY EACH    9  SOLE DISPOSITIVE POWER                                 -0-
    REPORTING     --------------------------------------------------------------
      PERSON      10  SHARED DISPOSITIVE POWER
       WITH           1,486,202 shares of which  1,470,312 shares are held
                      directly by KPCB VII and 15,890 shares are held by
                      KPCB ZF II.  KPCB Associates is the general partner of
                      KPCB VII and KPCB ZF II, and assuming conversion of
                      30,181 and 1,589 shares of Series C Preferred Stock
                      held by KPCB VII and KPCB ZF II, respectively, each
                      share of which is convertible at any time into ten
                      shares of common stock.  Mr. Lally is a general
                      partner of KPCB Associates and disclaims beneficial
                      ownership of these shares.
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       1,486,202
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                               / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                     3.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*                                              IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment is filed by and on behalf of Kleiner Perkins Caufield & Byers VII, L.P., a California Limited Partnership ("KPCB VII"), KPCB VII Associates, L.P., a California Limited Partnership ("KPCB IV Associates") and the general partners of KPCB VII Associates (the "General Partners"). It amends the Schedule 13D filed by KPCB VII, KPCB VII Founders Fund, L.P., a California limited partnership which subsequently merged into KPCB VII ("KPCB Founders Fund"), KPCB VII Associates, and the General Partners with the Commission on September 22, 1994, and amended on May 26, 1995 (the "Schedule 13D") for shares of Preferred Stock, convertible into shares of Common Stock, of Platinum Software Corporation then held by KPCB VII, KPCB Founders Fund, KPCB VII Associates and the General Partners. Capitalized terms not defined herein have the meaning ascribed to them in the
Schedule 13D.

          Only those items amended are reported herein.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)  See responses to items 11 and 13 of cover pages.

          (b)  See responses to items 7-10 of cover pages.

          (c) To the best knowledge of KPCB VII Associates, none of KPCB VII Associates, KPCB VII or the persons listed on Exhibit B hereto has effected any transactions in the Shares during the 60 days prior to February ___, 1999.

          (d) KPCB VII Associates is the general partner of Kleiner Perkins Caufield & Byers VII, L.P., a California limited partnership. Brook H. Byers, Kevin R. Compton, L. John Doerr, Vinod Khosla, Joseph S. Lacob, Bernard Lacroute, James P. Lally and Douglas MacKenzie are the general partners of KPCB VII Associates and therefore have the power to direct the affairs of KPCB VII Associates, including decisions respecting the disposition of the proceeds from the sale of the Shares. Under certain circumstances set forth in the limited partnership agreements of KPCB VII and KPCB VII Associates, the general and limited partners of such entities may have the right to receive dividends from, or the proceeds from the sale of Shares owned by each such entity.

          (e) The reporting persons each ceased to be beneficial owners of more than 5% of the outstanding securities of Platinum Software solely as a result of a change in the aggregate number of securities outstanding.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

          Exhibit A:     Agreement of Joint Filing

          Exhibit B:     List of General Partners of KPCB VII Associates

                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 27, 1999

                                        KPCB VII ASSOCIATES, L.P.,
                                        A CALIFORNIA LIMITED PARTNERSHIP



                                        By: /s/ Brook H. Byers
                                           -------------------------------------
                                            A General Partner
                                            Attorney-in-Fact


                                        BROOK H. BYERS
                                        KEVIN R. COMPTON
                                        DOUGLAS MACKENZIE
                                        L. JOHN DOERR
                                        JOSEPH S. LACOB
                                        JAMES P. LALLY
                                        VINOD KHOSLA
                                        BERNARD LACROUTE

                                        By: /s/ Michael S. Curry
                                           -------------------------------------
                                            Michael S. Curry
                                            Attorney-in-Fact

                                        KLEINER PERKINS CAUFIELD & BYERS VII,
                                        L.P., A CALIFORNIA LIMITED PARTNERSHIP

                                        By   KPCB VII Associates, L.P., a
                                             California limited partnership, its
                                             General Partner

                                        By: /s/ Brook H. Byers
                                           -------------------------------------
                                            A General Partner

                                   EXHIBIT INDEX

                                                                          Found on
                                                                        Sequentially
Exhibit                                                                 Numbered Page
-------                                                                 -------------
Exhibit A:          Agreement of Joint Filing                                  15

Exhibit B:          List of General Partners of KPCB VII Associates            16


                                      EXHIBIT A

                              AGREEMENT OF JOINT FILING

          The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Act the amended statement dated February 27, 1999, containing the information required by Schedule 13D, for the Shares of Platinum Software Corporation, held by Kleiner Perkins Caufield & Byers VII, L.P., a California limited partnership.

Dated:  February 27, 1999

                                       KPCB VII ASSOCIATES, L.P.,
                                       A CALIFORNIA LIMITED PARTNERSHIP


                                       By: /s/ Brook H. Byers
                                           -------------------------------------
                                           A General Partner

                                       BROOK H. BYERS
                                       KEVIN R. COMPTON
                                       DOUGLAS MACKENZIE
                                       L. JOHN DOERR
                                       JOSEPH S. LACOB
                                       JAMES P. LALLY
                                       VINOD KHOSLA
                                       BERNARD LACROUTE


                                       By: /s/ Michael S. Curry
                                           -------------------------------------
                                           Michael S. Curry
                                           Attorney-in-Fact


                                       KLEINER PERKINS CAUFIELD & BYERS VII,
                                       L.P., A CALIFORNIA LIMITED PARTNERSHIP

                                       By   KPCB VII Associates, L.P., a
                                            California limited partnership, its
                                            General Partner




                                       By:  /s/ Brook H. Byers
                                           -------------------------------------
                                            A General Partner

                                      EXHIBIT B

                                 General Partners of
             KPCB VII ASSOCIATES, L.P., A CALIFORNIA LIMITED PARTNERSHIP


          Set forth below, with respect to each general partner of KPCB VII Associates, is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.   (a)  Brook H. Byers
     (b)  c/o Kleiner Perkins Caufield & Byers
          2750 Sand Hill Road,
          Menlo Park, CA  94025
     (c) General Partner of KPCB VII Associates, L.P., a California limited partnership
     (d)  United States Citizen

2.   (a)  Kevin R. Compton
     (b)  c/o Kleiner Perkins Caufield & Byers
          2750 Sand Hill Road
          Menlo Park, CA  94025
     (c) General Partner of KPCB VII Associates, L.P., a California limited partnership
     (d)  United States Citizen

3.   (a)  L. John Doerr
     (b)  c/o Kleiner Perkins Caufield & Byers
          2750 Sand Hill Road
          Menlo Park, CA  94025
     (c) General Partner of KPCB VII Associates, L.P., a California limited partnership
     (d)  United States Citizen

4.   (a)  Vinod Khosla
     (b)  c/o Kleiner Perkins Caufield & Byers
          2750 Sand Hill Road
          Menlo Park, CA  94025
     (c) General Partner of KPCB VII Associates, L.P., a California limited partnership
     (d)  United States Citizen

5.   (a)  Joseph S. Lacob
     (b)  c/o Kleiner Perkins Caufield & Byers
          2750 Sand Hill Road,
          Menlo Park, CA  94025
     (c) General Partner of KPCB VII Associates, L.P., a California limited partnership
     (d)  United States Citizen

6.   (a)  Bernard Lacroute
     (b)  c/o Kleiner Perkins Caufield & Byers
          2750 Sand Hill Road,
          Menlo Park, CA 94025
     (c) General Partner of KPCB VII Associates, L.P., a California limited partnership
     (d)  United States Citizen

7.   (a)  James P. Lally
     (b)  c/o Kleiner Perkins Caufield & Byers
          2750 Sand Hill Road,
          Menlo Park, CA  94025
     (c) General Partner of KPCB VII Associates, L.P., a California limited partnership
     (d)  United States Citizen

8.   (a)  Douglas MacKenzie
     (b)  c/o Kleiner Perkins Caufield & Byers
          2750 Sand Hill Road,
          Menlo Park, CA  94025
     (c) General Partner of KPCB VII Associates, L.P., a California limited partnership
     (d)  United States Citizen